UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER

SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-14273

INTEGRATED FREIGHT CORPORATION

(Exact name of registrant as specified in its charter)

_____________________________________________________________________________________

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[X]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]
Rule 15d-22(b)	[ ]

Approximate number of holders of record as of the certification or notice date:  Less than 500 each holding a material number of shares of the Registrant’s common stock.  The Registrant has 586 stockholders of record on the date hereof, provided that 187 of such holders of record own only two shares of the Registrant’s common stock, which the Registrant asserts is a de minimis number of shares and the removal of such holders from the total number of record holders leaves only 187 holders of record with three or more shares of the Registrant’s common stock.  Furthermore, 130 holders of record own only three shares and 102 holders of record own only four shares.  The Registrant is submitting to the Commission under cover of correspondence simultaneously with the filing of this Form 15 a copy of a current stockholder position report in support of this Form 15.

The Registrant respectfully requests that the Commission accelerate the effective date of this Notice of Termination because the Registrant is delinquent in its reporting obligations and because it is unable to obtain in a timely manner an audit of its annual financial statements and review of its quarterly financial statements now delinquent.

Pursuant to the requirements of the Securities Exchange Act of 1934 Integrated Freight Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 24, 2017

By:   /s/ Henry P. Hoffman

Henry P. Hoffman, ______